CROSSHAIR EXPLORATION & MINING CORP.
(the “Corporation”)
Annual and Special Meeting of Shareholders
September 15, 2008

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	27,907,881
Total issued and outstanding Common Shares as at record date:	94,865,825
Percentage of issued and outstanding Common Shares represented:	29.42%

General Business

1.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:
  Mark J. Morabito
  David Lee
  Ian Smith
  Jay Sujir
  Leo Power
  Chris Collingwood
  Derrick Gill
  Ron Atlas
2.	Davidson & Company, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

3.	The shareholders voted, by ballot, on a motion to approve the adoption of the Corporation’s Amended Stock Option Plan. The results of the vote were as follows:

	For the Motion:	21,115,820 (75.66%)
	Against the Motion:	6,792,061 (24.34%)
	Total Shares Voted:	27,907,881 (29.42% of the issued and outstanding common shares)

4.

The acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Corporation since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company were approved, ratified and confirmed.

5.	The plan of arrangement between the Corporation and Gemini Metals Corp. (“Gemini”) involving the reorganization of the share capital of the Corporation was approved and adopted.

6.	Gemini’s stock option plan and the granting of options under such plan were approved.

No other business was voted upon at the Meeting.

Dated: September 16, 2008